Exhibit 99.5

24-12386 Tuya VIF Proof 8 • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of Shareholders of Tuya Inc. to be held on June 20, 2024 For Holders as of May 21, 2024 All votes must be received by 12:00 p.m. (New York time) on June 11, 2024. Copyright © 2024 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR TUYA INC. P.O. BOX 8016 CARY, NC 27512-9903 Resolutions 1. As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the report of the auditor thereon. 2. (a)(i) As an ordinary resolution, to re-elect Mr. WANG Xueji as an executive Director. (ii) As an ordinary resolution, to re-elect Mr. HUANG Sidney Xuande as an independent non-executive Director. (iii) As an ordinary resolution, to re-elect Mr. KUOK Meng Xiong (alias GUO Mengxiong) as an independent non-executive Director. 2. (b) As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors. 3. As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company, or sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution. 4. As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as of the date of passing of this resolution. 5. As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs, or sell and/or transfer additional Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 6. As an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024. 7. (a) As an Ordinary resolution, to approve and adopt the 2024 Share Scheme. 7. (b) As an Ordinary resolution, to terminate the 2015 Equity Incentive Plan. 8. As an Ordinary resolution, to approve and adopt the Scheme Limit under the 2024 Share Scheme. 9. As an Ordinary resolution, to approve and adopt the Service Providers Limit under the 2024 Share Scheme. 10. As an ordinary resolution, to approve the Potential Treasury Securities Acquisitions (including the Acquisition Mandate) and to grant an advanced specific mandate to the Directors to conduct the Potential Treasury Securities Acquisitions not exceeding the Maximum Acquisition Amount. Directors Recommend For Against Abstain Annual General Meeting of Shareholders of Tuya Inc. (the “Company”) Date: June 20, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only 24-12386 Tuya VIF.indd 1 5/17/2024 10:17:09 AM

24-12386 Tuya VIF Proof 8 PROXY TABULATOR FOR TUYA INC. P.O. Box 8016 CARY, NC 27512-9903 Tuya Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York time) on June 11, 2024) The undersigned holder of American Depositary Shares (“ADSs”) representing Class A ordinary shares (the “Shares”) of Tuya Inc. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on May 21, 2024 at the Annual General Meeting of Shareholders of the Company to be held on at 3:00 p.m., Hong Kong time, on Thursday, June 20, 2024 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. 2. The defined terms on this card adopt the same definitions ascribed to them in the AGM notice published by the Company on or around May 21, 2024. (Continued and to be marked, dated and signed, on the other side) 24-12386 Tuya VIF.indd 2 5/17/2024 10:17:09 AM